

KOOKABURRA RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2004 AND 2003

(Unaudited - Prepared by Management)

MANAGEMENT'S COMMENTS ON UNAUDITED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements of Kookaburra Resources Ltd. for the three months ended March 31, 2004 have been prepared by management and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

KOOKABURRA RESOURCES LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

(Unaudited - Prepared by Management)

	March 31, 2004 $	December 31, 2003 $
ASSETS		
CURRENT ASSETS		
Cash	7,198	5,711
Amounts receivable and prepaids	2,124	1,798
	9,322	7,509
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities (Note 4)	253,802	239,349
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 5)	19,052,007	19,052,007
DEFICIT	(19,296,487)	(19,283,847)
	(244,480)	(231,840)
	9,322	7,509

NATURE OF OPERATIONS AND GOING CONCERN (Note 1)

APPROVED BY THE DIRECTORS

"Graeme Robinson", Director

"Nick DeMare", Director

The accompanying notes are an integral part of these interim consolidated financial statements.

KOOKABURRA RESOURCES LTD.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited - Prepared by Management)

	Three Months Ended March 31,	
	2004 $	2003 $
EXPENSES		
Accounting and administration	990	2,500
Legal	526	1,207
Management fees	7,500	-
Office	149	809
Professional fees	-	3,494
Regulatory	1,250	2,567
Transfer agent	624	719
	11,039	11,296
LOSS BEFORE OTHER ITEMS	(11,039)	(11,296)
OTHER ITEMS		
Miscellaneous income	376	-
Foreign exchange	(1,977)	7,963
	(1,601)	7,963
NET LOSS FOR THE PERIOD	(12,640)	(3,333)
DEFICIT - BEGINNING OF PERIOD	(19,283,847)	(19,219,780)
DEFICIT - END OF PERIOD	(19,296,487)	(19,223,113)
BASIC AND DILUTED LOSS PER SHARE	$(0.01)	$(0.00)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES	1,763,463	1,763,463

The accompanying notes are an integral part of these interim consolidated financial statements.

KOOKABURRA RESOURCES LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Prepared by Management)

	Three Months Ended March 31, 2004 $	Three Months Ended March 31, 2003 $
CASH PROVIDED FROM (USED FOR)		
OPERATING ACTIVITIES		
Net loss for the period	(12,640)	(3,333)
Decrease (increase) in amounts receivable and prepaids	(326)	55,455
Increase (decrease) in amounts payable and accrued liabilities	14,453	(32,067)
	1,487	20,055
NET INCREASE IN CASH FOR THE PERIOD	1,487	20,055
CASH - BEGINNING OF PERIOD	5,711	16,717
CASH - END OF PERIOD	7,198	36,772

The accompanying notes are an integral part of these interim consolidated financial statements.

KOOKABURRA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2004

(Unaudited - Prepared by Management)

1. NATURE OF OPERATIONS AND GOING CONCERN

Kookaburra Resources Ltd. (the "Company") had been previously engaged in the exploration and development of natural resource properties. During fiscal 2002, the Company sold its remaining mineral property interest and wrote-off its net investment in its petroleum interests. As at March 31, 2004, the Company does not hold any resource property interests, and is continuing in its efforts to identify, evaluate and acquire potential resource properties.

As at March 31, 2004, the Company had a working capital deficiency of $244,480 and a deficit of $19,296,487. The Company is currently not generating cash flow from its operations to meet its ongoing corporate overhead and discharge its liabilities as they come due. The future viability of the Company is dependent upon the continued financial support of the Company's creditors, the ability to generate additional financing to satisfy future working capital requirements and, in the longer term, the generation of profit and positive cash flow from business operations.

These interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. Accordingly, the financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

3. COMPARATIVE FIGURES

Certain 2003 figures have been reclassified to conform with the presentation used in the current quarter.

4. RELATED PARTY TRANSACTIONS

(a) During the three months ended March 31, 2004, the Company was billed $8,490 by a private corporation owned by a director of the Company for professional and management services provided. As at March 31, 2004, $226,072 remained outstanding for past services provided by officers and directors of the Company. This amount has been included in accounts payable and accrued liabilities.

4. RELATED PARTY TRANSACTIONS (continued)

(b) The Company has received cash advances from companies controlled by officers and directors of the Company for working capital purposes. The advances are non-interest bearing. As at March 31, 2004, $19,944 is outstanding and has been included in account payable and accrued liabilities.

5. SHARE CAPITAL

Authorized - Unlimited number of common shares with no par value

Issued -

	Shares	Amount $
Balance, beginning and end of period	1,763,463	19,052,007

A summary of the Company's options at March 31, 2004 and the changes for the period ending on those dates is presented below:

	Options Outstanding and Exercisable	Weighted Average Exercise Price $
Balance, beginning of period	131,333	3.00
Expired	(38,000)	3.00
Balance, end of period	93,333	3.00

The following table summarizes information about the options outstanding and exercisable at March 31, 2004:

Exercise Price $	Options Outstanding and Exercisable	Expiry Date
3.00	13,333	Apr 22/04
3.00	80,000	Jun 13/04
	93,333	

See also Note 6.

6. SUBSEQUENT EVENT

Subsequent to March 31, 2004, the Company announced that it had arranged, subject to TSX Venture Exchange approval, a non-brokered private placement of 1,763,000 common shares, at $0.17 per share, for $299,710 cash proceeds.

KOOKBURRA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED MARCH 31, 2004

Background

This discussion and analysis of financial position and results of operation is prepared as at May 19, 2004 and should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31,2004 and 2003 and the audited consolidated financial statements for the years ended December 31, 2003 and 2002 of Kookaburra Resources Ltd. (the "Company") where necessary. Those financial statements have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at www.sedar.com .

Company Overview

The Company was previously engaged in the acquisition, exploration for and development of crude oil and natural gas properties in the United States. On November 30, 2002, the Company ceased to record the activities of its petroleum activities due to the uncertainties with the East Lost Hills Project. As at March 31, 2004, the Company does not hold any resource property interests. During the 2003 fiscal year the trading of the Company's shares were delisted from the TSX and listed on the TSX Venture Exchange ("TSXV") under the symbol "KOO.H" as an inactive issuer. The Company is a reporting issuer in British Columbia, Alberta, Ontario, Nova Scotia and the Yukon Territory.

Forward Looking Statements

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Selected Financial Data

The following selected financial information is derived from the audited annual consolidated financial statements of the Company prepared in accordance with Canadian GAAP.

	Years Ended December 31,		
	2003 $	2002 $	2001 $
Operations:			
Oil and gas sales	-	81,096	707,774
Production costs	-	6,344	90,991
General and administration	93,178	248,526	392,555
General exploration costs	-	-	25,545
Depreciation, depletion and impairment	-	8,698,078	387,118
Other income (loss)	29,111	57,619	(104,966)
Net (loss)	(64,067)	(8,814,233)	(293,401)
Basic and diluted income (loss) per share	(0.04)	(5.00)	(0.07)
Dividends per share	-	-	-

	Years Ended December 31,		
	2003 $	2002 $	2001 $
Balance Sheet:			
Working capital	(231,840)	(167,773)	(2,220,899)
Total assets	7,509	79,726	11,362,804
Total long-term liabilities	-	-	-

The Company's petroleum activities were concentrated on the East Lost Hills Project in California, United States. During fiscal 2002, the Company did not participate in the funding of any exploration activities or holding costs relating to the East Lost Hills Project. On December 2, 2002, the Company received confirmation from the operator of the East Lost Hills Project that it had formally proposed the plugging and abandonment of the ELH #4 and #9 wells.

In light of the results and uncertainties of any further activities at East Lost Hills Project by the joint venture, the Board of Directors of the Company determined that the Company would no longer provide further funding to KOB Energy Inc. ("KOB Energy"), which was a wholly -owned subsidiary of the Company. KOB Energy held the East Lost Hills petroleum interests. Accordingly, during fiscal 2002, the Company recorded an impairment charge of $8,590,712, representing the Company's net investment in KOB Energy. Effective November 30, 2002, the Company ceased to record the activities of KOB Energy.

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.

	2004	2003				2002		
	Mar. 31 $	Dec. 31 $	Sept. 30 $	Jun. 30 $	Mar. 31 $	Dec. 31 $	Sept. 30 $	Jun. 30 $
Operations:								
Oil and gas sales	-	-	-	-	-	18,016	19,461	26,806
Production costs	-	-	-	-	-	(3,220)	788	2,812
General and administration	11,039	41,972	4,850	35,120	11,296	59,618	37,717	74,878
General exploration costs	-	-	-	-	-	-	(10)	(58)
Depreciation, depletion and impairment	-	-	-	-	-	1,983,956	2,027,347	4,662,463
Net (loss)	(12,640)	(34,491)	(5,370)	(20,873)	(3,333)	(2,013,214)	(2,094,754)	(4,651,378)
Basic and diluted loss per share	(0.01)	(0.02)	(0.00)	(0.01)	(0.00)	(1.14)	(1.19)	(2.59)
Dividends per share	-	-	-	-	-	-	-	-
Balance Sheet:								
Working capital (deficiency)	(244,480)	(231,840)	(197,349)	(197,349)	(171,106)	(167,773)	(1,257,132)	(1,156,721)
Total assets	9,322	7,509	11,223	11,223	44,326	79,726	3,170,385	5,117,739
Total long-term liabilities	-	-	-	-	-	-	-	-

Results of Operations

During the three months ended March 31, 2004, the Company incurred a loss of $12,640 ($0.01 per share) compared to a loss of $3,333 ($0.00 per share) for the comparable period in 2003. The increase in loss in 2004 compared to 2003 was due to the impact of the fluctuation of the US dollar to the Canadian dollar on the US $110,000 which is due to the President of the Company on account of past fees. The Company reported an unrealized foreign exchange gain of $7,963 in 2003 and a unrealized foreign exchange loss of $1,977 in 2004. The Company has no revenue from its operations.

Throughout all of fiscal 2003 and during the first quarter of 2004, the Company's activities and costs have been minimal. General and administration costs incurred by the Company remained stable, from $11,296 in 2003 to $11,039 in 2004. The Company is working towards a reorganization and acquisition of properties or business which will enable it to be upgraded to a Tier 2 status with the TSXV. Additional costs will be incurred as a result of these anticipated activities.

Financial Condition / Capital Resources

As at March 31, 2004, the Company had a working capital deficiency of $244,480. Included in accounts payable and accrued liabilities is $217,226 of accounts payable due to directors and the President of the Company for past services rendered and cash advances made to the Company. These amounts will not be demanded for repayment until the Company is able to restructure its affairs, obtain financing and identify, negotiate and acquire business assets.

In April 2004, the Company announced a non-brokered private placement of 1,763,000 common shares at $0.17 per share to raise approximately $300,000. Completion of this private placement is subject to TSXV approval. This financing will provide working capital for the Company to continue to implement its reactivation plan. The Company will still need to obtain additional funding to enable it to identify and acquire a property or business and obtain sufficient working capital which will enable it to meet the Tier 2 listing requirements of the TSXV. There are no assurances that the Company can obtain adequate financings.

Contractual Commitments

The Company does not have any contractual commitments.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Proposed Transactions

The Company will be seeking TSXV approval to the proposed $300,000 private placement.

Critical Accounting Estimates

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the annual consolidated financial statements for the year ended December 31, 2003.

Changes in Accounting Principles

Effective January 1, 2003, the Company prospectively adopted the fair value method of accounting for stock options granted to employees and directors, as recommended by Section 3870 *Stock-Based Compensation and Other Stock Based Payments* of the Canadian Institute of Chartered Accountants' Handbook ("CICA 3870"). CICA 3870 provides alternative methods of transition for the adoption of the fair value method and, as permitted, the Company has elected prospective application, which allows the fair value method to be applied to stock options granted, modified or settled on or after January 1, 2003 to employees and directors.

No stock options were granted during the quarter ended March 31, 2004 and 2003

Transactions With Related Parties

Chase Management Ltd. ("Chase"), a private corporation owned by Nick DeMare, a director of the Company, provides accounting, regulatory services, management services, rent and office services to the Company. During the quarter ended March 31, 2004, Chase billed $8,490 (2003 - $2,500) to the Company.

As at March 31, 2004, accounts payable and accrued liabilities include amounts outstanding to related parties, as follows:

$	Nature
38,846	Accounting, administration and management services
144,155	Management services of President
43,071	Past directors fees
226,072	

Risks and Uncertainties

The Company was previously engaged in the exploration and development of natural resource properties. It currently does not hold any resource property interests. In addition it has incurred significant losses and, as of March 31, 2004, has an accumulated deficit of $19,296,487. The Company is required to complete its reactivation plan no later than June 9, 2004 and meet Tier 2 maintenance requirements by December 31, 2004. Although the Company intends to continue its efforts to identify, evaluate and acquire potential resource properties and obtain additional financing, there are no assurances that the Company will be successful, or that extensions from the TSXV will be given.

Investor Relations Activities

The Company did not conduct any investor relations activities during the quarter ended March 31, 2004.

Outstanding Share Data

The Company's authorized share capital is unlimited common shares with no par value. As at March 31, 2004 and 2003, there were 1,763,463 outstanding common shares. The Company has proposed a private placement financing of 1,763,000 common shares.

Directors, officers, employees and consultants are granted options to purchase common shares under a stock option plan. This plan and its terms and outstanding balance are disclosed in Note 5 to the March 31, 2004 interim consolidated financial statements.